Perkins Coie LLP
1201 Third Avenue, Suite 4800
Seattle, WA 98101-3099
Phone: 206 359-8000
Fax: 206 359-9000
www.perkinscoie.com
May 21, 2009
Mellissa Campbell Duru
Special Counsel
Office of Mergers & Acquisitions
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-3628
Dear Ms. Duru:
Re:	Starbucks Corporation Schedule TO-I Filed May 1, 2009 SEC File No. 5-45059
     On behalf of our client, Starbucks Corporation (the “Company”), set forth below are the Company’s responses to your letter dated May 19, 2009 (the “Comment Letter”) containing the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to the Company’s Schedule TO-I, filed May 1, 2009 (the “Schedule TO”). For your convenience, we have included the Staff’s comments below and have numbered our responses accordingly. In addition, we are enclosing an Amendment No. 1 (“Amendment No. 1”) to the Company’s Schedule TO, which was transmitted to the SEC today and filed via the EDGAR system.
Schedule TO-I
Exhibit 99(A)(1): Offering Memorandum
Summary Term Sheet
Comment No. 1
     Please confirm, if true, that there is no variation in the number of shares underlying each option that is exchanged for a new option. That is, confirm if true, that securityholders who tender options (each of which is exercisable for one share) would receive a lesser number of options (based on the exchange ratio), each of which is also exercisable for one share.

Mellissa Duru
Securities and Exchange Commission
May 21, 2009

Response to Comment No. 1
     The Company confirms to the Staff that there will be no variation in the number of shares underlying each option that is exchanged for a new option, based on the fixed exchange ratios described in the Schedule TO and the exhibits thereto. As discussed in Q&A 12 and Section 1 of the Offer to Exchange document, there are four fixed exchange ratios that apply to each of four exercise price bands for eligible stock options. Each individual who tenders one or more eligible stock option grants will receive a like number of new stock option grants, each of which will be exercisable for a reduced number of shares. The number of shares underlying each new stock option grant is based solely on (1) the number of shares underlying, and exercise price of, the eligible stock options being tendered, and (2) the disclosed applicable exchange ratios. Each eligible individual has been provided with a paper election form that lists his or her eligible stock options on a grant-by-grant basis showing the exact number of underlying shares that will be subject to the new stock option grant that replaces the eligible stock option grant if the individual elects to participate in the exchange offer. This personalized grant-by-grant information is also available to each eligible individual on the Company’s stock option exchange program website. The mechanics of the exchange offer are demonstrated in the following example. If an eligible individual holds two eligible stock option grants, one exercisable for 100 shares at an exercise price of $20.00 and one exercisable for 200 shares at an exercise price of $30.00, that individual will receive two new stock option grants, one exercisable for 50 shares (100 / 2.01 = 49.75, rounded to the nearest whole share, as disclosed) and one exercisable for 57 shares (200 / 3.54 = 56.50, rounded to the nearest whole share).
Summary Term Sheet-Questions and Answers, page 1
“Who is eligible to participate in the Exchange Offer...”, page 2
Comment No. 2
     You disclose that although you intend to include all partners outside the United States, you may “exclude partners if, for any reason, [you] believe that their participation would be illegal, inadvisable or impractical...” You also note that you “reserve the right to withdraw the Exchange Offer in any jurisdiction...” Please note that the all-holders provision in Exchange Act Rule 13e-4(f)(8) applies equally to U.S. holders as well as non-U.S. holders. Refer to the interpretive guidance in section II.G.l. of SEC Release 33-8957. If you are relying on the global exemptive order applicable to employee stock option exchanges, please be advised that exemptive relief is premised on the compensatory reasons for the exclusion of employees. Accordingly, please revise your disclosure to clarify that any exclusions of participants residing outside of the U.S. would be related to the overall compensatory purpose of the offer or advise as to how the company is complying with the all-holders provision in Rule 13e-4(f)(8).

Mellissa Duru
Securities and Exchange Commission
May 21, 2009

Response to Comment No. 2
     In response to the Staff’s comment, the Company has asked us to advise the Staff that it believes the Company’s ability to exclude international employees from the exchange offer is permissible under the Commission’s March 21, 2001 Global Exemptive Order because the criteria for any exclusion would be compensation-related based on local country objectives in attracting and retaining employees and maintaining compliance with local regulatory requirements, and because the exchange offer otherwise meets all the requirements of the Exemptive Order, as follows:
1.	the Company is eligible to use Form S-8, the options subject to the exchange offer were issued under an employee benefit plan as defined in Rule 405 under the Securities Act of 1933, as amended, and the securities offered in the exchange offer will be issued under such an employee benefit plan;

2.	the exchange offer is being conducted for compensatory purposes;

3.	the Company has disclosed in the Offer to Exchange document the essential features and significance of the exchange offer, including risks that option holders should consider in deciding whether to accept the offer; and

4.	except as exempted in the Exemptive Order, the Company complies with Rule 13e-4.
Accordingly, the Company has revised the above referenced language on page 2 of the Offer to Exchange document and the other places it appears in the Offer to Exchange document and the Schedule TO to provide that international partners may be excluded if the Company determines that extending the exchange offer in a particular jurisdiction would have tax, regulatory or other implications that are inconsistent with the Company’s compensation policies and practices.
Comment No. 3
     Please be advised that all conditions of the offer, other than the receipt of governmental approvals, must be satisfied or waived before the expiration of the offer. Notwithstanding the fact that the new options will not vest for twelve months, the condition requiring that individuals remain employees as of the grant date, which, as currently structured, will be after the expiration date, does not appear to comply with that requirement. Please revise your disclosure accordingly.
Response to Comment No. 3
     In response to the Staff’s comment, the Company has revised the disclosure in the Schedule TO and the Offer to Exchange document to clarify that to be an eligible participant an individual must remain an employee of the Company through the expiration date of the exchange offer. The Company has asked us to advise the Staff that the Company’s 2005 Long-Term

Mellissa Duru
Securities and Exchange Commission
May 21, 2009

Equity Incentive Plan (“the 2005 Plan”), under which the new stock options will be granted, requires that any individual receiving an equity grant must be an employee on the date such grant is made. All individuals participating in the 2005 Plan and its predecessor plans have been fully informed of the eligibility requirements of the plans and received the original eligible stock options with full knowledge of such eligibility requirements. Thus, the Company believes that the disclosure should continue to provide that to be eligible to receive new stock option grants an individual must remain eligible under the Company’s 2005 Long-Term Equity Incentive Plan through the date the new stock options are granted.
Section 6. Conditions of the Exchange Offer, page 18
Comment No. 4
     A tender offer may be conditioned on a variety of events and circumstances, provided that they are not within the direct or indirect control of the bidder, and are drafted with sufficient specificity to allow for objective verification whether or not the conditions have been satisfied. Please advise us, with a view toward revised disclosure, of the purpose of the language in the introductory paragraph that suggests any “action or omission” by the company may constitute a bona fide triggering event for offer conditions.
Response to Comment No. 4
     In response to the Staff’s comment, the Company has revised the referenced paragraph to delete the parenthetical “(including any action or omission by us)”.
Comment No. 5
     With the previous comment in mind, please clarify the statements in paragraph (a) regarding actions by “any other person, domestic or foreign” who may bring action against the company that “directly or indirectly” challenges the making of the offer. Similarly, you disclose that a triggering event includes events which, in your determination, could have a material adverse impact on your business or condition “(financial or other)”. Revise to explain what “other” aspect of your business could be impacted in a manner that would constitute a triggering event.
Response to Comment No. 5
     In response to the Staff’s comment, the Company has revised the referenced paragraph to delete the phrases “or by any other person, domestic or foreign” and “directly or indirectly” and to make the following revision to the language referenced in the second sentence of the

Mellissa Duru
Securities and Exchange Commission
May 21, 2009

comment: “could materially and adversely affect our business, financial condition, operating results, operations or prospects”.
Comment No. 6
     Please refer to paragraph (b), You disclose that a triggering event includes any action that is “threatened..., any order or injunction threatened, proposed, sought or...deemed to be applicable by [you]”. This condition does not appear to be outside of your direct or indirect control. Please revise your disclosure accordingly.
Response to Comment No. 6
     In response to the Staff’s comment, the Company has revised the referenced paragraph (b) to delete the terms “threatened” or “proposed” in each instance where they appear.
Comment No. 7
     Refer to paragraph (c), bullet point two. Please disclose what constitutes a “significant change”.
Response to Comment No. 7
     In response to the Staff’s comment, the Company has revised the beginning of the referenced bullet to read: “a material change in the market price of the shares of our common stock that would result in the exchange offer no longer having the intended compensatory purpose.”
Comment No. 8
Please refer to paragraph (f) in which you condition the offer on whether there has been “any change or changes in [y]our business, condition (financial or other),...as a result of unforeseen significant events beyond [y]our control that, in [y]our reasonable judgment, are or may be material” to you or otherwise make it inadvisable to proceed with the exchange offer. Please revise to clarify that your authority to amend or terminate the offer could be asserted only if an objectively verifiable condition was triggered.
Response to Comment No. 8
     In response to the Staff’s comment, the Company has deleted the referenced paragraph.

Mellissa Duru
Securities and Exchange Commission
May 21, 2009

Comment No. 9
     Please refer to the last paragraph of this section relating to your failure to exercise any of the rights described in this section. Note that when a condition is triggered and you decide to proceed with the offer anyway, we believe that this constitutes a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the offer, you maybe required to extend the offer and re-circulate new disclosure to security holders. You may not, as this language seems to imply, simply fail to assert a triggered offer condition and thus effectively waive it without officially doing so. Please confirm your understanding in your response letter.
Response to Comment No. 9
     The Company has asked us to advise the Staff that the Company hereby confirms its understanding with respect to the Staff’s position regarding the matters set forth in comment 9.
Comment No. 10
     Please see our comment above. When an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, the company should inform holders of Eligible Options how it intends to proceed promptly, rather than wait until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm the company’s understanding in your response letter.
Response to Comment No. 10
     The Company has asked us to advise the Staff that the Company hereby confirms its understanding with respect to the Staff’s position regarding the matters set forth in comment 10.
* * *
     The Company has asked us to advise the Staff that:
1.	the Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings;

2.	the Company acknowledges that Staff comments or changes to disclosures in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filings; and

Mellissa Duru
Securities and Exchange Commission
May 21, 2009

3.	the Company will not assert the SEC’s review of the Schedule TO as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.
     If you require further clarification or have any additional questions or comments concerning the foregoing or the Schedule TO, please do not hesitate to call me or Andrew Moore at (206) 359-8888.
Sincerely,
/s/ Sue Morgan
Sue Morgan
cc:	Paula E. Boggs Sophie Hager Hume Sarah Mock Casey M. Nault Devin Stockfish (Starbucks Corporation)

Andrew B. Moore (Perkins Coie LLP)